
07007644


RECEIVED
PROCESSING
JUL 0 2 2007
WASH. D.C.
190
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/06 (MM/DD/YY) AND ENDING 4/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.M. Payson & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Portland Square
(No. and Street)

Portland	Maine	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Downing, Treasurer (207) 772-3761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Newman & Noyes, LLC
(Name – *if individual, state last, first, middle name*)

280 Fore St., P.O. Box 507	Portland	Maine	04112
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 18 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Downing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.M. Payson & Co., as of April 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH A. SMALL
NOTARY PUBLIC
STATE OF MAINE
COMM. EXP. 12-12-2010

Notary Public

Signature

Treasurer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

To the Stockholders
H.M. Payson & Co. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of H.M. Payson & Co. and Subsidiary (the Company) as of April 30, 2007 and 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the consolidated financial position of H.M. Payson & Co. and Subsidiary as of April 30, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.



Limited Liability Company

Portland, Maine
June 19, 2007

H.M. PAYSON & CO. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

April 30, 2007 and 2006

ASSETS

	2007	2006
Current assets:		
Cash and cash equivalents (note 3)	$1,297,509	$ 913,318
Cash segregated in Reserve Bank Accounts for the benefit of customers (note 11)	150,000	125,000
Deposits with clearing organizations	71,327	47,907
Receivable from customers (note 4)	1,263,509	1,213,300
Prepaid expenses and other receivables	242,416	300,620
Boston Stock Exchange membership, at cost	875	875
Securities owned, at market (note 5)	156,726	142,628
Total current assets	3,182,362	2,743,648
Property and equipment, net (note 6)	327,284	394,820
Customer lists (net of accumulated amortization) (note 14)	292,247	169,407
Other assets	76,347	76,296
Total assets	$3,878,240	$3,384,171

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Liabilities:		
Payable to broker-dealers	$ 6,779	$ 28,430
Payable to customers	89,070	138,213
Payable to clearing organizations	360,583	59,747
Accounts payable and accrued liabilities	313,300	602,060
Total liabilities	769,732	828,450
Commitments and contingent liabilities (notes 7, 8, 9, 12 and 14)		
Stockholders' equity (notes 7 and 13):		
Common stock, no par value, 20,000 shares authorized; 10,200 shares issued and outstanding	295,612	295,612
Additional paid-in capital	82,253	82,253
Retained earnings	2,730,643	2,177,856
Total stockholders' equity	3,108,508	2,555,721
Total liabilities and stockholders' equity	$3,878,240	$3,384,171

See accompanying notes.

H.M. PAYSON & CO. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

April 30, 2007 and 2006

1. Organization and Nature of Operations

H.M. Payson & Co. (the Company) is a nondepository trust company that provides investment management, trust, custodial and brokerage services to customers primarily located in northern New England. The Company's customer base consists primarily of individuals, trusts, corporations, pension plans and endowment funds. The Company is subject to regulation by the Securities and Exchange Commission (SEC) for its investment advisory and brokerage business, the National Association of Securities Dealers, Inc. (NASD) for its brokerage business, the State of Maine Bureau of Financial Institutions for its trust and custodial business and the securities divisions of the various states in which it conducts business. The Company extends credit to customers generally on a fully secured basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statements of financial condition include the accounts of the Company and its wholly-owned subsidiary, Payson Financial Services, which provides tax services primarily to clients of the Company. All material intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of 90 days or less, that are not held for sale in the ordinary course of business.

Securities

Securities owned by the Company are carried at market value. The change in market value is included in income. Securities owned by customers and held in a custodial capacity by the Company are not reflected in the consolidated statements of financial condition.

Securities transactions and the related commission revenue and expense are recorded on the settlement date, which is generally the third business day following the transaction date. The use of the settlement date instead of the trade date does not have a material impact on the financial statements. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

2. Summary of Significant Accounting Policies (Continued)

Fee Income

Custodian, trust and advisory fees are recognized when earned, which is the period in which services are performed. Amounts earned but unpaid on the statement of financial condition date are reflected as receivable from customers on the statement of financial condition.

Advertising

Advertising costs are expensed, as incurred.

Depreciation and Amortization

Office furniture and equipment is depreciated using the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method.

Customer Lists

Customer lists acquired are carried at cost less accumulated amortization. Customer lists are being amortized on a straight-line basis over the remaining estimated useful life (13 years at April 30, 2007). Accumulated amortization of customer lists was $35,502 and $12,333 at April 30, 2007 and 2006, respectively. Projected amortization is as follows:

2008	$ 22,500
2009	22,500
2010	22,500
2011	22,500
2012	22,500
Thereafter	179,747

Income Taxes

The Company has elected to be treated as a Subchapter S corporation under the Internal Revenue Code, effective for its tax year ended December 31, 2005. As a Subchapter S corporation, all taxable income or loss is passed through to the shareholders to be reported on their individual tax returns. The Company will make periodic distributions to its shareholders to allow them to satisfy their tax obligations. Subsequent to April 30, 2007, the Company made a distribution of approximately $390,000.

Reclassification

Certain 2006 amounts have been reclassified to conform to the 2007 presentation.

H.M. PAYSON & CO. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

April 30, 2007 and 2006

3. Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The bank balance exceeded the federally insured limit by approximately $2,250,000 at April 30, 2007. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash and cash equivalents.

4. Receivables from Customers

Amounts receivable from customers include fees and advances and consist of the following at April 30:

	2007	2006
Secured accounts	$1,209,391	$1,179,055
Unsecured accounts	54,118	34,245
	$1,263,509	$1,213,300

Customer receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to current earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Unsecured balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the valuation and a credit to receivables from customers. There were no unsecured accounts requiring a valuation allowance at April 30, 2007 or 2006. Securities owned by customers are held as collateral for secured accounts.

5. Securities Owned

Securities owned are carried at quoted market value and consist of investment in the Payson Total Return Fund with balances of $156,726 and $142,628 at April 30, 2007 and 2006, respectively.

6. Property and Equipment

Property and equipment consists of the following:

	2007	2006
Furniture and fixtures	$1,277,640	$1,259,490
Leasehold improvements	280,476	267,448
	1,558,116	1,526,938
Less accumulated depreciation and amortization	1,230,832	1,132,118
	$ 327,284	$ 394,820

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2007 and 2006, the Company's net capital, required net capital and excess net capital were as follows:

	2007	2006
Net capital	$2,083,212	$1,549,564
Required net capital	250,000	250,000
Excess net capital	$1,833,212	$1,299,564

The Company's ratio of aggregate indebtedness to net capital was 0.30 and 0.47 to 1 at April 30, 2007 and 2006, respectively.

The Company is also subject to the State of Maine Bureau of Financial Institutions capital requirements, which require the maintenance of minimum capital of the greater of $1,400,000 or varying percentages of assets under management. As of April 30, 2007, required capital was $1,770,988. Qualifying capital (Tier 1 as defined in Regulation 27) as of April 30, 2007 was $3,108,508.

8. Leases

The Company leases its office space under noncancelable operating leases expiring in fiscal 2011. In addition, it leases certain office equipment under operating leases expiring through fiscal 2010.

The following is a schedule of future minimum lease payments required under the leases:

2008	$ 371,028
2009	372,227
2010	373,754
2011	237,263
	$1,354,272

9. Retirement Plan

The Company has a 401(k) Retirement Plan under which the Company contributes a minimum of 4% of employees' gross wages and matches employee contributions up to $1,000.

10. Line of Credit

The Company has a $3,000,000 line of credit available at the prime rate. Borrowings under this line, which expires in October 2007, are guaranteed by the principal stockholders. There were no amounts outstanding on this line of credit at April 30, 2007 or 2006.

11. Cash Segregated in Reserve Bank Accounts for the Benefit of Customers

Cash of $150,000 and $125,000 as of April 30, 2007 and 2006, respectively, has been segregated in a special Reserve Bank Account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

12. Deferred Compensation Agreements

The Company has deferred compensation agreements with certain retired Managing Directors. The agreements provide that the former Managing Directors shall participate in the annual "Net Bonus Pool", if any, as shall be determined by the Board in its sole discretion, after deductions for certain expenses as provided by the agreement. The Board need not allocate monies to the Net Bonus Pool for any given year and shall not allocate any monies to the Net Bonus Pool if the Company has no net earnings for the year. The agreements provide for payments through 2010, subject to client nonsolicitation provisions. Maximum payments under the agreements for years ending December 31 are:

2008	$200,000
2009	200,000
2010	40,000
2011	40,000
	$480,000

13. Mandatory Resale of Shares

A Withdrawing Shareholder must sell all shares of Company stock owned on the Withdrawal Date. The Corporation has the option, but not the obligation, to acquire any or all of the Withdrawing Shareholder's shares. To the extent the Corporation declines or fails to exercise its option then all persons who were shareholders on the Withdrawal Date shall be obligated to purchase the Withdrawing Shareholder's shares on a prorated basis. Pursuant to the shareholders' agreement, Withdrawing Shareholders shall also be entitled to additional payments for the value of their shares under certain conditions in the event a sales transaction, as defined in the agreement, were to occur within eight years of the sale of the stock by the Withdrawing Shareholders.

14. Commitments and Contingencies

The Company is committed to pay a percentage of fees received on certain accounts referred to them as part of contingent consideration. Fee percentages decrease with the passage of time and range from 70% to 15% through 2010. Amounts paid under these arrangements were approximately $328,000 through the year ended April 30, 2007 and have been recorded net of amortization (see note 2) as customer lists on the accompanying consolidated statements of financial position.

END